Exhibit 99.1

NEWS RELEASE

Fortuna reports record 2023 production of 452 koz Au Eq

and 2024 annual guidance of 457 to 497 koz Au Eq

Vancouver, January 18, 2024 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the fourth quarter and full year 2023 from its five operating mines in Latin America and West Africa. For the full year 2023, Fortuna produced a record 326,638 ounces of gold and 5,883,691 ounces of silver or a record 452,389 gold equivalent ounces, including lead and zinc by-products1. All references to dollar amounts in this news release are expressed in US dollars.

Fourth quarter 2023 highlights

•	Record gold equivalent production of 136,154 ounces[1]; a 6 percent increase compared to Q3 2023 (128,671 oz Au Eq)[2]
•	Record gold production of 107,376 ounces; a 13 percent increase compared to Q3 2023 (94,821 oz Au)[2]
•	Silver production of 1,354,003 ounces; a 19 percent decrease compared to Q3 2023 (1,680,751 oz Ag)[2]

Full year 2023 highlights

•	Record gold equivalent production of 452,389 ounces[1]; a 13 percent increase compared to 2022 (401,878 oz Au Eq)[3]
•	Record gold production of 326,638 ounces; a 26 percent increase compared to 2022 (259,427 oz Au)[3]
•	Silver production of 5,883,691 ounces; a 15 percent decrease compared to 2022 (6.9 Moz Ag)[3]
•	Record lead production of 40,851,657 pounds; an 18 percent increase over 2022 (34.6 Mlbs Pb)[3]
•	Record zinc production of 55,060,450 pounds; a 19 percent increase over 2022 (46.2 Mlbs Zn)[3]
•	Continuous trend of improvement in annual safety performance across the business with a Total Recordable Injury Frequency Rate (TRIFR) of 1.22, and a Lost Time Injury Frequency Rate (LTIFR) of 0.36, compared to 2.32 and 0.35 in 2022

2024 consolidated production and cost guidance highlights

•	Gold equivalent production[4] of between 457 and 497 thousand ounces; a projected increase of between 1 and 10 percent, respectively, compared to 2023
•	Gold production of between 343 and 385 thousand ounces; a projected increase of between 5 and 18 percent, respectively, compared to 2023
•	Silver production of between 4.0 and 4.7 million ounces; a projected decrease of between 32 and 21 percent, respectively, compared to 2023
•	Cash Cost of between $935 and $1,055/oz Au Eq5; an approximate projected increase of between 6 and 20 percent, respectively, compared to 2023
•	AISC of between $1,485 and $1,640/oz Au Eq5; an approximate projected decrease of 1 percent and an increase of 9 percent, respectively, compared to 2023

Notes:

1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,948/oz Au, $23.37/oz Ag, $2,155/t Pb and $2,706/t Zn or Au:Ag = 1:83.38, Au:Pb = 1:0.90, Au:Zn = 1:0.72
2.	Refer to Fortuna news release dated October 5, 2023, “Séguéla drives Fortuna to record gold equivalent production of 128,671 ounces in the third quarter 2023”
3.	Refer to Fortuna news release dated January 17, 2023, “Fortuna reports 2022 full year record production of 401,878 gold equivalent ounces and issues 2023 annual guidance”
4.	Au Eq includes gold, silver, lead, and zinc and is calculated using the following metal prices: $1,800/oz Au, $22/oz Ag, $2,000/t Pb and $2,500/t Zn or Au:Ag = 1:81.82, Au:Pb = 1:1.11, Au:Zn = 1:1.39
5.	Refer to Appendix

2023 consolidated operating results

	Gold production (oz)			Silver production (oz)
Mines	Q4 2023	FY 2023	2023 Guidance	Q4 2023	FY 2023	2023 Guidance
Séguéla, Côte d’Ivoire[1]	43,096	78,617	60,000 - 75,000	-	-	-
Yaramoko, Burkina Faso[2]	28,235	117,711	110,000 - 120,000	-	-	-
Lindero, Argentina	29,591	101,238	96,000 - 106,000	-	-	-
San Jose, Mexico	6,345	28,559	34,000 - 37,000	1,023,525	4,656,631	5,300,000 - 5,800,000
Caylloma, Peru	109	513	-	330,478	1,227,060	1,000,000 - 1,100,000
Total	107,376	326,638	282,000 - 320,000	1,354,003	5,883,691	6,300,000 - 6,900,000

Notes:

1.	Séguéla Mine production from June to December 2023
2.	Yaramoko annual gold production guidance revised upwards. Refer to Fortuna news release dated October 5, 2023, “Séguéla drives Fortuna to record gold equivalent production of 128,671 ounces in the third quarter 2023”

In 2023, record gold production was mainly driven by Séguéla contributing 78,617 ounces in the second half of the year, exceeding the upper range of guidance. Yaramoko also contributed 117,711 ounces, achieving the upper end of production guidance as a result of higher head grades. Consolidated silver production of 5.9 million ounces was 7 percent below the lower end of guidance, due to decreased production at San Jose as a result of the illegal union blockade in the second quarter and operational challenges thereafter.

Séguéla Mine, Côte d’Ivoire
Exceeds annual production guidance by 5 percent; operating 20 percent above nameplate capacity

	Q4 2023	FY 2023	2023 Guidance
Tonnes milled	387,624	807,617	-
Average tpd milled	4,123	3,146	-
Gold grade (g/t)	3.62	3.42	-
Gold recovery (%)	94.9	93.9	-
Gold production (oz)[1]	43,096	78,617[2]	60,000 - 75,000

Notes:
1.	Production includes doré only
2.	Séguéla Mine production from June to December 2023

Highlights

•	Q4 2023 gold production: 43,096 ounces
•	FY 2023 gold production: 78,617 ounces, exceeds annual production guidance

In the fourth quarter of 2023, mined material totaled 409,293 tonnes of ore, averaging 3.34 g/t Au, and containing an estimated 43,913 ounces of gold from the Antenna pit. Movement of waste during the quarter totaled 2,110,209 tonnes from Antenna and 104,472 tonnes from the Ancien pit, for a strip ratio of 5.4:1.

In the fourth quarter of 2023, Séguéla produced 43,096 ounces of gold at an average head grade of 3.62 g/t Au, a 37 percent increase and a 5 percent decrease, respectively, compared to the previous quarter. The increase in gold production is directly related to the mill achieving consistently higher throughput, processing 387,624 tonnes, a 25 percent increase over the previous quarter.

Mine reconciliation to reserve model

Reconciliation of tonnes, grade, and gold ounces mined for the fourth quarter from Antenna show a positive correlation when compared to the long-term reserve model with 6 percent higher ore tonnes mined at 16 percent higher grades resulting in 24 percent more gold ounces extracted than predicted in the model.

Processing

Process plant performance continued to improve as feed characteristics were stabilized and initial bottlenecks addressed. Recovery in the fourth quarter increased to 94.9%, ahead of feasibility study assumptions. Plant productivity also continued to improve with throughput in the fourth quarter being 186 t/hr, a 20 percent increase on the 154 t/hr nameplate capacity.

Yaramoko Mine, Burkina Faso
Strong performance, achieves higher end of annual production guidance

Based on Yaramoko’s strong performance during the year, management increased guidance in the third quarter of 2023 from 96 to 102 thousand ounces of gold to 110 to 120 thousand ounces of gold (refer to Fortuna news release dated October 5, 2023).

	Q4 2023	FY 2023	2023 Guidance
Tonnes milled	110,445	531,579	-
Average tpd milled	1,200	1,456	-
Gold grade (g/t)	7.16	6.81	-
Gold recovery (%)	98.3	98.0	-
Gold production[1] (oz)	28,235	117,711	110,000 - 120,000

Note:

1.	Production includes doré only

Highlights

•	Q4 2023 gold production: 28,235 ounces
•	FY 2023 gold production: 117,711 ounces, achieving higher end of annual production guidance
•	3 years LTI-free as of September 2023
•	Obtained ISO 14001 and 45001 certification

In the fourth quarter of 2023, Yaramoko produced 28,235 ounces of gold at an average head grade of 7.16 g/t Au, a 17 and 7 percent decrease, respectively, compared to the previous quarter. Reduced production was due to lower mill throughput in the fourth quarter, the depletion of low-grade stockpiles, and a planned maintenance shutdown in December.

Exploration and grade control drilling success in conjunction with underground development extended mineralization on the western side of the Zone 55 mineralized structure. This provided additional mining areas which demonstrated wider and higher-grade extensions of mineralization within and beyond the existing resource boundary.

Lindero Mine, Argentina
Achieved midpoint of annual production guidance

	Q4 2023	FY 2023	2023 Guidance
Ore placed on pad (t)	1,556,000	6,005,049	-
Gold grade (g/t)	0.63	0.64	-
Gold production (oz)[1]	29,591	101,238	96,000 - 106,000

Note:

1.	Gold production includes doré, gold in carbon, and gold in copper concentrate

Highlights

•	Q4 2023 gold production: 29,591 ounces
•	FY 2023 gold production: 101,238 ounces, achieving midpoint of annual production guidance

During the fourth quarter of 2023, ore mined was 2.1 million tonnes, with a stripping ratio of 0.6:1, 45 percent lower than the previous quarter. The stripping ratio for 2023 was 1.14:1, aligned with the mining plan for the year. A total of 1.6 million tonnes of ore were placed on the leach pad at an average gold grade of 0.63 g/t, containing an estimated 31,665 ounces.

Lindero’s gold production in the fourth quarter of 2023 was 29,591 ounces, a 41 percent increase compared to the previous quarter. Gold production was comprised of 24,977 ounces in doré bars, 4,443 ounces of gold contained in fine carbon, and 171 ounces contained in copper concentrate.

Gold production for 2023 totaled 101,238 ounces, comprised of 94,905 ounces in doré bars, 6,015 ounces in gold contained in fine carbon, and 319 ounces contained in copper concentrate.

As of December 31, 2023, the leach pad expansion project is approximately 23 percent complete. Mobilization of the civil contractor’s personnel and equipment has advanced with earth moving activities having commenced in January. Deliveries of geomembrane and geosynthetic clay liner are on-track, with the remaining materials expected to arrive on site in the first quarter of 2024. The leach pad expansion remains on schedule for completion during the second half of 2024.

San Jose Mine, Mexico
Illegal blockade and operational challenges lead to shortfall in annual production guidance

	Q4 2023	FY 2023	2023 Guidance
Tonnes milled	241,035	930,200	-
Average tpd milled	2,678	2,643	-
Silver grade (g/t)	145	171	-
Silver recovery (%)	90.78	90.96	-
Silver production (oz)	1,023,525	4,656,631	5,300,000 - 5,800,000
Gold grade (g/t)	0.91	1.06	-
Gold recovery (%)	89.64	90.18	-
Gold production (oz)	6,345	28,559	34,000 - 37,000

Highlights

•	Q4 2023 production: 1,023,525 ounces of silver and 6,345 ounces of gold
•	FY 2023 production: 4,656,631 ounces of silver, and 28,559 ounces of gold

During the fourth quarter of 2023, the San Jose Mine produced 1.02 million ounces of silver, and 6,345 ounces of gold, a 25 and 23 percent decrease, respectively, with average head grades for silver and gold of 145 g/t and 0.91 g/t, a 23 and 20 percent decrease, respectively, when compared to the previous quarter.

The decrease in silver and gold production for the quarter is explained by the declining grade profile of Mineral Reserves in the mine plan, as well as lower tonnage extracted from the mine. The reduction in tonnage is due to operational challenges leading to delays in backfilling and blasting operations in stopes P and Q during December 2023. During the fourth quarter, the processing plant milled 241,035 tonnes at an average of 2,678 tonnes per day.

Production in 2023 totaled 4,656,631 ounces of silver and 28,559 ounces of gold, 12 percent and 16 percent below annual guidance range, respectively. The decrease in production is attributed primarily to the 15-day illegal union blockade in the second quarter (refer to Fortuna news release dated May 2, 2023), the associated disruption to operations thereafter, and a silver and gold head grade reconciliation to reserves at the lower end of guidance range.

Exploration continues at the newly discovered Yessi vein with encouraging results (refer to Fortuna news release dated December 12, 2023).

Caylloma Mine, Peru
Outperformer, exceeds annual production guidance for all metals

	Q4 2023	FY 2023	2023 Guidance
Tonnes milled	140,800	543,876	-
Average tpd milled	1,564	1,528	-
Silver grade (g/t)	88	85	-
Silver recovery (%)	83.40	82.57	-
Silver production (oz)[1]	330,478	1,227,060	1,000,000 - 1,100,000
Lead grade (%)	3.84	3.74	-
Lead recovery (%)	90.58	91.14	-
Lead production (lbs)	10,798,242	40,851,657	29,000,000 - 32,000,000
Zinc grade (%)	5.00	5.11	-
Zinc recovery (%)	89.86	89.83	-
Zinc production (lbs)	13,933,215	55,060,450	43,000,000 - 48,000,000

Note:
1.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate

Highlights

•	Q4 2023 production: 330,478 oz silver, 10.8 Mlbs lead, and 14.0 Mlbs zinc
•	FY 2023 production: 1,227,060 oz silver, exceeds annual production guidance
•	FY 2023 record base metal production: 40.9 Mlbs lead, 55.1 Mlbs zinc, exceeding annual production guidance by 28 and 15 percent, respectively

In the fourth quarter, the Caylloma Mine produced 330,478 ounces of silver at an average head grade of 88 g/t, a 7 and 6 percent increase, respectively, when compared to the previous quarter. Silver production for 2023 totaled 1,227,060 ounces, exceeding the upper end of annual guidance range by 10 percent.

Lead and zinc production for the quarter was 10.8 and 14.0 million pounds, respectively, a 4 percent increase for lead, with no variation for zinc, when compared to the previous quarter. Head grades averaged 3.84%, and 5.00%, a 5 percent increase, and 1 percent decrease, respectively, when compared to the previous quarter. Record lead and zinc production for 2023 totaled 40.9 and 55.1 million pounds, respectively. Increased production is the result of positive grade reconciliation to the reserve model in levels 16 and 18 of the Animas vein.

2024 consolidated production and cost guidance

Mine	Silver (Moz)	Gold (koz)	Lead (Mlbs)	Zinc (Mlbs)	Cash Cost[1,3]	AISC[1,2,3,5]
Silver					($/oz Ag Eq)	($/oz Ag Eq)
San Jose, Mexico	3.1 - 3.6	19 - 23	-	-	20.3 - 22.3	22.8 - 24.0
Caylloma, Peru	0.9 - 1.1	-	29 - 34	36 - 39	12.7 - 14.0	18.0 - 21.0
Gold					($/oz Au)	($/oz Au)
Lindero, Argentina[4]	-	93 - 105	-	-	850 - 950	1,730 - 1,950
Yaramoko, Burkina Faso	-	105 - 119	-	-	865 - 965	1,220 - 1,320
Séguéla, Côte d´Ivoire	-	126 - 138	-	-	630 - 730	1,110 - 1,230
Consolidated Total	4.0 - 4.7	343 - 385	29 - 34	36 - 39	$935 - 1,055[6]	$1,485 - 1,640[6]

Notes:

1.	Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures which are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Company and might not be comparable to similar financial measures disclosed by other issuers. Refer to the note under “Non-IFRS Financial Measures” below.
2.	Cash cost includes production cash cost and for Lindero, is net of copper by-product credit. AISC includes sustaining capital expenditures, worker’s participation (as applicable) commercial and government royalties mining tax, export duties (as applicable), subsidiary G&A and Brownfields exploration and is estimated at metal prices of $1,800/oz Au, $22/oz Ag, $2,000/t Pb, and $2,500/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.
3.	Silver equivalent is calculated at metal prices of $1,800/oz Au, $22/oz Ag, $2,000/t Pb and $2,500/t Zn.
4.	The cost guidance for the Lindero Mine does not take into account potential changes by the new Argentine Government to national macroeconomic policies, the taxation system and import and export duties which, if implemented, may have a material impact on costs.
5.	Historical non-IFRS measure cost comparatives: The following table provides the historical cash costs and historical AISC for the Company’s four mines which were operating during the year ended December 31, 2022, as follows:

Mine	Cash Cost[a,b,c]	AISC[a,b,c]
Silver	($/oz Ag Eq)	($/oz Ag Eq)
San Jose, Mexico	10.56	15.11
Caylloma, Peru	12.34	17.97
Gold	($/oz Au)	($/oz Au)
Lindero, Argentina	740	1,142
Yaramoko, Burkina Faso	840	1,529

(a)	Cash cost and AISC are non-IFRS financial measures; refer to the note under “Non-IFRS Financial Measures” below.
(b)	Silver equivalent was calculated at metal prices of $1,802/oz Au, $21.75/oz Ag, $2,161/t Pb and $3,468/t Zn for the year ended December 31, 2022.
(c)	Further details on the cash costs and AISC for the year ended December 31, 2022 are disclosed on pages 38, 40, and 41 (with respect to cash costs) and pages 39 and 42 (with respect to AISC) of the Company’s management discussion and analysis (“MD&A”) for the year ended December 31, 2022 dated as of March 15, 2023 (“2022 MD&A”) which is available under Fortuna's SEDAR+ profile at www.sedarplus.ca and is incorporated by reference into this news release, and the note under “Non-IFRS Financial Measures” below.
6.	Refer to Appendix.

2024 Guidance Outlook

Séguéla Mine, Côte d’Ivoire

Mill throughput expanded to 1.46 Mta, achieving 70% of mill expansion scheduled for 2026

The 2024 mine plan considers mining in the Antenna, Ancien, and Koula pits, with plans to process
1.46 million tonnes of ore averaging 3.0 g/t Au, and capital investments estimated at $39.8 million, including $32 million for sustaining capital expenditures and $7.8 million for Brownfields exploration programs.

Feasibility and optimization work is underway to realize the opportunity to incorporate underground mineable resources at the Sunbird, Ancien, and Koula deposits.

Major sustaining capital investments include:

•	Capitalized stripping	$17.1 million
•	Tailings storage facility (TSF) lift	$4.8 million
•	Other miscellaneous	$10.1 million

Capitalized stripping at Séguéla corresponds to further mining of the Antenna pit and development and mining of the Ancien and Koula pits. The overall stripping ratio for 2024 is planned to be 8.2:1. AISC for 2024 reflects the ongoing TSF expansion project, which will add tailings holding capacity for the next two years and is expected to be completed in the first half of 2024.

In 2024, annual ore processing is expanded to 1.46 million tonnes, 17 percent above tonnage scheduled for year 1 in the 2021 Technical Report, and close to the expansion target of 1.57 million tonnes scheduled for year 3. Process plant de-bottlenecking initiatives in 2024 still present upside opportunities for throughput capacity.

Cash cost and AISC:

•	The Company expects a 2024 cash cost between $630 and $730 per ounce of gold, an increase of approximately 113 percent over 2023 at the upper range, and 84 percent at the lower range of guidance. The increase is mainly due to the mine’s stripping ratio rising from 3.7:1 to 8.2:1, in accordance with the mine plan. In addition, higher costs are anticipated for processing, which include milling, energy consumption, freight, transportation, and overhead.
•	The Company expects a 2024 AISC between $1,110 and $1,230 per ounce of gold, an increase of approximately 54 percent over 2023 at the upper range, and 39 percent at the lower range of guidance. The increase is explained by higher cash cost per ounce and higher capex per ounce of approximately $120 related to capitalized stripping costs.

Yaramoko Mine, Burkina Faso

Grade and tonnages benefit from exploration success in 2023

At the Yaramoko Mine, the Company plans to process 435,000 tonnes of ore averaging 8.3 g/t Au. Capital investment decreases substantially compared to previous years and in 2024 mainly comprises of development and exploration activities.

Major sustaining capital investment projects include:

•	Mine development	$13.9 million
•	Brownfields exploration	$6.1 million

Cash cost and AISC:

•	The Company expects a 2024 cash cost between $865 and $965 per ounce of gold, an increase of approximately 29 percent over 2023 at the upper range, and 16 percent at the lower range of guidance. The increase is due primarily to the reallocation of fixed mining costs from capex to opex and lower processed ore.
•	The Company expects a 2024 AISC between $1,220 and $1,320 per ounce of gold, a decrease of approximately 7 percent under 2023 at the upper range, and 14 percent at the lower range of guidance. The decrease is explained by lower capex year over year of approximately $250 per ounce of gold.

Lindero Mine, Argentina
Sustaining capital intensive year, including a one-time leach pad expansion of $41.7 million

The Lindero Mine is expected to place 6.6 million tonnes of ore on the leach pad averaging 0.62 g/t Au, containing an estimated 131,000 ounces of gold. Capital investments are estimated at $64.0 million, including $51.5 million in capital projects, and $12.5 million in capitalized stripping costs.

Major sustaining capital investments include:

•	Capitalized stripping	$12.5 million
•	Leach pad phase II expansion	$41.7 million
•	Heavy equipment replacement and overhaul	$6.6 million
•	Plant critical spare parts	$3.2 million

Cash cost and AISC:

•	The Company expects a 2024 cash cost between $850 and $950 per ounce of gold, mostly in line with 2023.
•	The Company expects a 2024 AISC between $1,730 and $1,950 per ounce of gold, an increase of approximately 22 percent over 2023 at the upper range, and 9 percent at the lower range of guidance. 2024 is a particularly capital intensive year for Lindero, including a one-time leach pad phase II expansion project which is planned to be completed in the second half of 2024, with a capital estimate of $41.7 million.

While the mine continues delivering on cost savings from operational efficiency programs, the economics of Lindero are exposed to potential significant impacts in changes to macro-economic and taxation policies, derived from emergency announcements made by the newly elected Government in its attempt to eliminate the national fiscal deficit. Cash cost per ounce does not include any potential changes to the Argentine taxation regime on imports and export duties, as these are still being discussed by the Government and Congress. However, if passed as advertised, these represent additional risks to higher cash cost per ounce and AISC estimates.

San Jose Mine, Mexico

Cost increments lead to exhaustion of reserves by year end 2024

At the San Jose Mine, the Company plans to process 0.90 million tonnes of ore averaging 142 g/t Ag and 0.9 g/t Au. Silver and gold production reflect the declining grade profile of the tail end of the Mineral Reserves.

The updated mine plan for 2024 is scheduled to exhaust Mineral Reserves by the end of 2024, compared to mid-2025 as previously planned. Over the past 12 months, the operation has experienced significant cost increments, of which the main drivers are:

•	Mexican Peso appreciation; representing approximately 35 percent of cost increment.
•	Higher contractor costs for transportation, distribution, shotcrete, maintenance, and mining services; representing approximately 16 percent of cost increment.
•	Higher labor costs and new labor reform mandates, which took effect on January 1, 2024; representing approximately 21 percent of cost increment.
•	Change from owner’s mining fleet to contractor for mine development; representing approximately 6 percent of cost increment.
•	Higher costs in fuel, energy, materials, and consumables related to 2023 inflation; representing approximately 5 percent of cost increment.

As a result of the cost increments described above, the mine plan has been reduced by approximately six months, leading to an anticipated closure in late 2024 from the previous estimation of closure in mid-2025. The Company has assigned a dedicated team to review and update a multiyear progressive mine closure and monitoring plan with a current budget of approximately $27 million, which will begin its implementation during 2024. Multiple considerations are being included such as closure-related technical studies and designs, remediation of affected areas, decommissioning and removal of infrastructure, landform reshaping, revegetation, and value-added activities for the communities associated with progressive closure, repurposing, and where appropriate, long-term monitoring and maintenance, whilst adhering to strict compliance with mine closure governmental regulations and high international standards.

The Company is engaged in an intensive exploration program to delineate the newly discovered Yessi vein.

Cash cost and AISC:

•	The Company expects a 2024 cash cost between $20.3 and $22.3 per ounce of silver, an increase of approximately 70 percent over 2023 at the upper range, and 54 percent at the lower range of guidance. The increase is mainly explained by lower production related to the grade profile as per the remaining life of mine plan, and the impact of higher projected operational expenditures, reflecting incremental costs throughout 2023. In addition, cash cost includes remaining lateral and vertical development and infill drilling required to complete final stoping and mining, as well as mining equipment overhauling, totaling $10.7 million.
•	The Company expects a 2024 AISC between $22.8 and $24.0 per ounce of silver, an increase of approximately 31 percent over 2023 at the upper range, and 24 percent at the lower range of guidance. The increase is mainly explained by lower volume and higher cash cost, partially offset by no capital expenditures in 2024.

Caylloma Mine, Peru

Consistent performer

At the Caylloma Mine, the Company plans to process 0.5 million tonnes of ore averaging 78 g/t Ag, 3.12 % Pb, and 4.20 % Zn. Capital investments are estimated at $21.0 million, including $19.0 million for sustaining capital expenditures and $2.0 million for Brownfields exploration programs.

Sustaining capital investments include:

•	Mine development	$5.1 million
•	Caylloma Mine substation power grid enhancement	$2.9 million
•	Plant power sub-station, phase II	$1.4 million
•	New paste backfill system	$4.7 million

•	Operating permits and Global Industry Standard on Tailings Management (GISTM)	$1.2 million

•	Maintenance	$3.7 million

Cash cost and AISC:

•	The Company expects a 2024 cash cost between $12.7 and $14.0 per ounce of silver, a decrease of approximately 6 percent under 2023 at the upper range, and 14 percent at the lower range of guidance. The decrease is mainly due to lower treatment and refining charges in 2024.
•	The Company expects a 2024 AISC between $18.0 and $21.0 per ounce of silver, in line with 2023 at the upper range, and a decrease of 14 percent at the lower range of guidance. The decrease is explained mainly by lower cash costs and slightly lower capital expenditures.

2024 Exploration Outlook

Fortuna continues to advance its robust pipeline of Brownfields and Greenfields exploration projects in West Africa and the Americas, building on the success of the exploration programs carried out in 2023.

Brownfields Exploration

Fortuna´s consolidated Brownfields exploration budget for 2024 for its five mines and the Diamba Sud Gold Project totals $30.8 million, which includes 192,500 meters of reverse circulation, diamond core, and air core exploration drilling.

Séguéla Mine, Côte d’Ivoire

The Brownfields exploration program budget for 2024 at Séguéla is $7.8 million, which includes 41,750 meters of exploration drilling, focused on testing and extending underground targets associated with the Sunbird, Ancien, and Koula deposits, as well as advancing emerging deposits such as Barana, Badior, and Kestral, and continuing to explore for additional prospects.

San Jose Mine, Mexico

The Brownfields exploration program budget for 2024 at San Jose is $4.9 million, which includes 13,900 meters of diamond drilling, focused on testing and extending the Yessi vein as well as exploring additional targets within the mine area.

Yaramoko Mine, Burkina Faso

The Brownfields exploration program budget for 2024 at Yaramoko is $6.1 million, which includes 41,450 meters of exploration drilling, with underground drilling testing western and depth extensions to the Zone 55 deposit, surface drilling testing several anomalies along the Boni Shear, Bagassi South surface extensions, and other surface targets.

Caylloma Mine, Peru

The Brownfields exploration program budget for 2024 at Caylloma is $2.0 million, supporting field exploration, regional geophysics, and ongoing studies of the structural controls to mineralization on the Animas vein.

Diamba Sud Gold Project, Senegal

The Brownfields exploration program budget for 2024 at the Diamba Sud Gold Project is $9.9 million, which includes 42,700 meters of drilling, including extension and resource development, in addition to the testing and advancement of previously identified geochemistry anomalies. Additional geochemical and geophysical surveys at Diamba Sud will be conducted in support of advancing the project.

Greenfields Exploration

Greenfields exploration will continue in Mexico, Argentina, Senegal, and Côte d'Ivoire advancing generative programs across several projects supported by a budget of $7.5 million, including continuing active corporate development.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information relating to exploration contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; estimates of production in 2023 that remain subject to verification and adjustment; the Company’s anticipated financial and operational performance in 2024; estimated production forecasts for 2024; estimated costs; estimated cash costs and all-in sustaining cash costs and expenditures for 2024; estimated capital expenditures in 2024; estimated Brownfields and Greenfields expenditures in 2024; exploration plans; the future results of exploration activities; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; metal prices, currency exchange rates and interest rates in 2024; timing of and possible outcome of litigation; mineral resource and mineral reserve estimates; life of mine estimates, including the estimated closure of the San Jose Mine in late 2024; the Company’s expectation that the leach pad expansion project at the Lindero Mine will be completed during the second half of 2024; the Company’s expectation that the two year capacity lift of the TSF at the Séguéla Mine should be completed in H1 2024; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business, including relating to the newly elected government in Argentina; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the possibility that the ruling in favor of Compania Minera Cuzcatlan S.A. de C.V. (“Minera Cuzcatlan”) to reinstate the environmental impact authorization at the San Jose mine (the “EIA”) will be successfully appealed; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2022. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that any appeal in respect of the ruling in favor of Minera Cuzcatlan to reinstate the EIA will not be successful; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Non-IFRS Financial Measures

This news release also refers to non-IFRS financial measures, including cash costs and all-in sustaining costs. These measures are not standardized financial measures under International Financial Reporting Standards (IFRS), the financial reporting framework used to prepare the financial statements of the Company, and therefore may not be comparable to similar financial measures disclosed by other mining companies. These Non-IFRS Measures include cash costs and all-in sustaining cash costs.

Readers should refer to the “Non-IFRS Financial Measures” section in the Company’s 2022 MD&A, which section is incorporated herein by reference, for an explanation of these measures and reconciliations to the Company’s reported financial results in accordance with IFRS. The MD&A 2022 is available on SEDAR+ at www.sedarplus.ca.

Appendix: 2024 cash cost and consolidated AISC guidance

Cash Cost Guidance ($/oz Au Eq)	2024 Guidance
Lindero	850	-	950
San Jose	1,775	-	1,965
Caylloma	1,045	-	1,150
Yaramoko	865	-	965
Séguéla	630	-	730
Consolidated cash cost	$935	-	$1,055

AISC Guidance ($/oz Au Eq)	2024 Guidance
Lindero	1,730	-	1,950
San Jose	1,915	-	2,020
Caylloma	1,475	-	1,720
Yaramoko	1,220	-	1,320
Séguéla	1,110	-	1,230
Corporate G&A	65
Consolidated AISC	$1,485	-	$1,640

Note:
1.	Cash cost includes production cash cost and for Lindero, is net of copper by-product credit. AISC includes sustaining capital expenditures, worker’s participation (as applicable) commercial and government royalties mining tax, export duties (as applicable), subsidiary G&A and Brownfields exploration and is estimated at metal prices of $1,800/oz Au, $22/oz Ag, $2,000/t Pb, and $2,500/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.